EXHIBIT 5.9

AMENDMENT TO PRIVATE PLACEMNT AGREEMENT

This AMENMENT TO THE PRIVATE PLACEMENT AGREMENT (the "Amendment") dated March 28, 2011, is made between Valcent Products Inc., institute B Development Corporation and Timothy Brock (hereinafter referred to as the "Parties").

Whereas, the Parties entered into a Private Placement Agreement (the "PP Agreement") dated for reference December 14, 2010.

Whereas, the Parties wish to amend certain terms in the PP Agreement.

The parties hereto have agreed to replace Schedule A of the PP Agreement with the attached Amended Schedule A.

Except as expressly set forth herein this Amendment shall not alter, modify, amend or in any way affect any of the terms conditions, covenants, obligations or agreements contained in the PP Agreement.

IN WITNESS WHEREOF, the Parties have executed this amendment on the day first above written.